May 14, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE: EClips Energy Technologies, Inc.

We have read the statements that EClips Energy Technologies, Inc. included under Item 4.01 of the Amended Form 8-K/A (amendment 2) report regarding the recent change of auditors.  We agree with such statements made regarding our firm, except as follows:

We received our termination notice on April 14, 2009.  This amended Form 8-K identifies an email sent on April 7, 2009 as our termination date.  This email was a response to another accounting firm’s inquiry as to the status of the current years work related to that firm. The email states that our firm and the other accounting firm should stop all outside accounting work until further notice.  We had an understanding with a Board member that the Company was attempting to raise the necessary funds to allow us to perform the current year’s engagement.

The termination notice we received on April 14, 2009 is dated April 13, 2009 stating that our services terminated effective April 13, 2009.

We have no basis to agree or disagree with the other statements made in Form 8-K/A (amendment 2) including the need for further explanation regarding the predecessor auditor’s response, response to the Securities and Exchange Commission staff comment letter dated May 1, 2009 or the information concerning the “New Independent Accountants”.

We are not associated with the Form 10-K filed on April 15, 2009.  We have not been contacted to provide nor did we provide our consent for reissuance of our report for the year ended December 31, 2007.

Sincerely,

/s/ Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.